22007098

SEC Mail Proc...

SEP 13 2022

Washington, DC

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SEC FILE NUMBER
a-53685

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2021 (MM/DD/YY) AND ENDING 06/30/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Scottsdale Capital Advisors Corp.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7170 E. McDonald Road Suite 6
(No. and Street)

Scottsdale	AZ	85253
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Thomas Pinou	(516)238-3646	tp@scottsdalecapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Company
(Name – if individual, state last, first, and middle name)

1785 West 2300 South	Salt Lake City	UT	84119
(Address)	(City)	(State)	(Zip Code)

10/20/2003	457
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, John Busacca, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Scottsdale Capital Advisors Corp., as of June 30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC STATE OF FLORIDA
MARK L. JONES
Commission # HH 187563
Expires January 14, 2026
Bonded Thru Budget Notary Services

Signature:

Title: President

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Table of Contents

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Scottsdale Capital Advisors Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Scottsdale Capital Advisors Corporation as of June 30, 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Scottsdale Capital Advisors Corporation as of June 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Scottsdale Capital Advisors Corporation's management. Our responsibility is to express an opinion on Scottsdale Capital Advisors Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Scottsdale Capital Advisors Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule I – Computation of Net Capital, Schedule II – Exemption Report, and Schedule III – Information Relating to Possession of Control Requirements, has been subjected to audit procedures performed in conjunction with the audit of Scottsdale Capital Advisors Corporation's financial statements. The supplemental information is the responsibility of Scottsdale Capital Advisors Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in Schedule I – Computation of Net Capital, Schedule II – Exemption Report, and Schedule III – Information Relating to Possession of Control Requirements is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
September 12, 2022
Firm ID: 457

We have served as Scottdale Capital Advisor Corporation's auditor since 2016.

SCOTTSDALE CAPITAL ADVISORS CORPORATION

STATEMENT OF FINANCIAL CONDITION

June 30, 2022

Assets		
Cash	$	233,769
Receivable from Clearing Broker		96,418
Clearing Deposit		25,000
Prepaid expenses		12,343
Investment account		280,107
Total current assets		647,637
Property & equipmet (net of depreciation of $12,193)		11,535
Total Assets	$	659,172
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable	$	40,376
Accrued expenses		50,985
Total current liabilities		91,361
Total Liabilities		91,361
Stockholder's Equity		
Common stock no par value, authorized 2,000,000 shares 2,000,000 shares issued and outstanding		795,000
Additional paid in capital		746,000
Retained Earnings		(973,189)
Total Stockholder's Equity		567,811
Total Liabilities and Stockholder's Equity	$	659,172

The accompanying notes are an integral part of these financial statements.

SCOTTSDALE CAPITAL ADVISORS CORPORATION

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2022

Revenues	
Clearing revenue	$ 15,088,124
Investment company revenue	700,878
Investment banking revenue	14,150
Other revenue	(36,134)
Total Revenues	15,767,018
Cost of Sales	
Clearing Fees	274,915
Broker Dealer Expenses	719,942
Total cost of sales	994,857
Gross profit	14,772,161
Expenses	
Compensation	1,596,883
Insurance	17,065
Communication	27,376
Professional Fees	212,226
Regulatory & License	117,895
Occupancy	852,025
Office & travel	125,333
Other	44,970
Total Expenses	2,993,773
Income before Other Income and Income Taxes	11,778,388
Other Income	
Loan Forgivness - PPP loans	173,177
Provision for Income Taxes	-
Net Income	$ 11,951,565

The accompanying notes are an integral part of these financial statements.

SCOTTSDALE CAPITAL ADVISORS CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED JUNE 30, 2022

	Common Stock								
	Shares		Amount		Additional Paid in Capital		Retained Earnings		Total Stockholder's Equity
Balance - June 30, 2021	2,000,000	$	795,000	$	746,000	$	1,010,034	$	2,551,034
Net income							11,951,565		11,951,565
Distributions to Parent							(13,934,788)		(13,934,788)
Contributions from Parent					-				-
Balance - June 30, 2022	2,000,000	$	795,000	$	746,000	$	(973,189)	$	567,811

The accompanying notes are an integral part of these financial statements.

SCOTTSDALE CAPITAL ADVISORS CORPORATION

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2022

Cash Flows from Operating Activities	
Net income	$ 11,951,565
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	4,315
Changes in operating assets and liabilities:	
Accounts Receivable	261,761
Investment account	(279,491)
Prepaid Expenses	553
Equipment	(14,115)
Accounts payable and accrued expenses	(49,349)
SBA Loan Forgivness	(173,177)
Total Adjustments	(253,817)
Net Cash Provided by Operating Activities	11,702,063
Cash Flows From Investing Activities	-
Cash Flows From Financing Activities	
Distributions to Parent	(13,934,788)
Net Cash Used In Financing Activities	(13,934,788)
Net Decrease in Cash	(2,232,725)
Cash, beginning of the year	2,466,494
Cash, end of year	$ 233,769

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Scottsdale Capital Advisors Corporation (the Company), was incorporated in the state of Arizona on August 15, 2001 and commenced operations in May 2002. The Company is a wholly owned subsidiary of Scottsdale Capital Advisors Holding LLC. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of FINRA and the Securities Investor Protection Corporation (SIPC). The Company provides broker-dealer services to retail and institutional customers as an introducing broker dealer transacting securities on a fully disclosed basis. The Company also offers investment-banking services for both public offerings and private placements. The Company is located in Scottsdale, Arizona and provides services to U.S. and international customers.

The Company, like other securities firms, is directly affected by general economic market conditions including fluctuations in volume and price levels of securities, changes in interest rates and demand for investment banking, securities brokerage and other services, all of which have an impact on the Company's statement of financial condition as well as its liquidity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Customer commission income and related commission and clearing expenses are recorded on a settlement date basis. Securities transactions of the Company and commission income and expense are recorded on an accrual basis. Securities owned are valued at market value.

Impairment of Long-Lived Assets

In accordance with *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The Company assesses the recoverability of the long-lived and intangible assets by comparing the carrying amount to the estimated future undiscounted cash flow associated with the related assets.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is calculated using straight-line basis over the estimated useful lives of the assets (generally 3 to 7 years).

Income Taxes

On June 29, 2001, the Company elected to be taxed as an "S" Corporation. Accordingly, the Company has not provided for federal and state income taxes since the income tax liability is that of the individual stockholders. The Company is no longer subject to federal or state tax examinations by tax authorities for years ending before 2019.

Cash and Cash Equivalents

For purpose of the statement of cash flows, cash equivalents represent all highly liquid debt instruments purchased with maturities of three months or less.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash balances and deposits with financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Cash deposits with banks potentially subject the Company to concentrations of credit risk. The Company places its cash deposits with quality financial institutions and generally, by policy, limits the amount of credit exposure in any one financial institution to the amount of Federal Deposit Insurance Corporation (FDIC) coverage of $250,000. At June 30, 2022, the Company had cash that does not exceed the FDIC coverage amount at June 30, 2022.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost or cost plus accrued interest, which approximate fair value.

Recent Account Standards

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

3. PROPERTY AND EQUIPMENT

Office Furniture and equipment	$	23,728
		23,728
Less: Accumulated depreciation		(12,193)
At June 30, 2022:	$	11,535

Total depreciation expense was $4,315 for the year ended June 30, 2022.

4. REVENUE FROM CONTRACTS WITH CUSTOMERS

"In May 2014, the FASB issued ASU 2014-09, Revenue from "Contracts with Customers" ("ASU 2019-09"), that defines how companies report revenues from contracts with customers and requires enhanced disclosures. The Company adopted ASU 2014-09 as of July 1, 2018 and elected to use a full retrospective approach."

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

4. REVENUE FROM CONTRACTS WITH CUSTOMERS (continued)

The following provides detailed information on the recognition of revenue from contracts with customers:

Commission Revenue
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Certificate Deposit Fees
The Company processes stock certificates and charges a fee to deposit such certificates into customer accounts. The Company believes that the performance obligation is satisfied when the certificate is deposited into the customer account.

Disaggregated Revenue from Contracts with Customers
The following table presents revenue by major source for the year ended June 30, 2022:

Revenues from contracts with customers:		
Commission revenue	$	8,729,051
Certificate deposit fees		5,357,448
Total revenue from contracts with customers	$	14,086,499

5. RELATED PARTY TRANSACTIONS

The Company has a formal lease agreement with a related party which the shareholder owns for its headquarters in Scottsdale, Arizona and which terminates upon notice by landlord. The Company paid $780,000 to the shareholder during the year ended June 30, 2022 for lease of its headquarters. $0 is owed to the shareholder at June 30, 2022.

The Company has a month to month lease agreement to rent an apartment for its president through May 31, 2022. The Company paid $14,270 to the landlord during the year ended June, 30, 2022.

The Company has a month to month lease agreement with Alpine to rent office space in Florida. The Company paid $53,440 to Alpine during the year ended June, 30, 2022

The Company is a wholly owned subsidiary of Scottsdale Capital Advisors Holding LLC which is owned by the Company's Director.

5. RELATED PARTY TRANSACTIONS (continued)

On March 3, 2011, the Company's then president, a related party, acquired the entire interest in Alpine Securities, a clearing firm. During the course of the year ended June 30, 2022 the company recognized $15,044,612 in clearing revenue, which reflected approximately 94% of total revenues recognized during the year. As of June 30, 2022 the company had a $ 96,418 receivables from Alpine Securities. As of June 30, 2022, the company had a $25,000 cash deposit on account with Alpine Securities.

6. COMMITMENTS AND CONTINGENT LIABILITIES

Settlement of Securities Transactions

The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on the settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Leases

The Company maintains a lease commitment for its office facility in Scottsdale, AZ which was terminate and amended as of June 30, 2020. The amended lease term beginning July 1, 2020 will be month to month at a cost of $65,000 and the landlord or tenant may terminate the lease with at least 30 days' notice.

Legal

The Company has no open regulatory enforcement matters and no open civil litigation matters where the Company is a named defendant. For the prior audit period, the Company reported one open FINRA disciplinary proceeding (FINRA No. 201404174601). The FINRA matter has been resolved in favor of the Company. Upon appeal to the SEC, on September 17, 2021 the SEC issued a unanimous decision that set aside the NAC decision and all findings of liability and resulting sanctions against the Company and its named principals, John Hurry, Timothy DiBlasi and Mike Cruz.

7. COVID

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to

7. COVID (continued)

continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to the company, to date, the Company does not expect any financial impact to the company.

Additionally, it is reasonably possible that estimates made in the financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2022, the Company had net capital of $384,104 which was $284,104 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.238 to 1.

9. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customer accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date which the financial statements were available to be issued and other than as disclosed in footnotes, no additional items have occurred that would require disclosure.

SUPPLEMENTAL SCHEDULES

SCOTTSDALE CAPITAL ADVISORS CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED JUNE 30, 2022

Net Capital		
Total member's equity		$ 567,811
Add Back deferred tax liability		-
Add Back deferred tax liability		$ 567,811
Deductions and Charges		
Non-allowable assets:		
Commission Receivable	-	
Investment A/C	-	
Prepaid Expenses	12,343	
Property & equipmet (net of depreciation of $6,456)	11,535	
Total Deductions and Charges		23,878
Net Capital Before Haircuts on Security Position		543,933
Haircuts on Security		
Marketable security		159,829
Net Capital		$ 384,104
Aggregate Indebtedness (A.I.)		
Accounts payable	40,376	
Accrued expenses	50,985	
Total Aggregate Indebtedness		$ 91,361
Computation of Basic Net Capital Requirement		
(a) Minimum net capital required (6 2/3 % of total A.I.)		$ 6,091
(b) Minimum net capital required of broker dealer		$ 100,000
Net Capital Requirement (Greater of (a) or (b))		$ 100,000
Excess Net Capital		$ 284,104
Excess Net Capital at 100% (Net Capital - 10% of A.I.)		$ 264,104
Ratio of A.I. to Net Capital		0.238

See independent auditors' report.

SCOTTSDALE CAPITAL ADVISORS CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED JUNE 30, 2022

Scottsdale Capital Advisors Corporation is a registered broker-dealer subject to 17a-5 promulgated bt the Securities and Exchange Commission. This Exemptive Report is prepared as required by 17 C.F.R. 240.17(d)(1) and (4). To the best of its Knowledge and belief, the Company states the following:

Scottsdale Capital Advisors Corporation operates pursuant to paragraph (k)(2)(ii) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3

The Company has met the identified exemption provisions for the year ended June 30, 2022 without exception

I, John Busacca ,affirm that, to the best of my knowlegde and belief, this Exemption Report is true and correct

DocuSigned by:

John Busacca- President
134C32AEC50B484...

See independent auditors' report.

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Scottsdale Capital Advisors Corporation

We have reviewed management's statements, included in the accompanying Schedule II – Exemption Report, in which (1) Scottsdale Capital Advisors Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Scottsdale Capital Advisors Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and (2) Scottsdale Capital Advisors Corporation stated that Scottsdale Capital Advisors Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Scottsdale Capital Advisors Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Scottsdale Capital Advisors Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Company

Haynie & Company
Salt Lake City, Utah

September 12, 2022

SCHEDULE III

SCOTTSDALE CAPITAL ADVISORS CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED JUNE 30, 2022

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

See independent auditors report.

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Scottsdale Capital Advisors Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2022. Management of Scottsdale Capital Advisors Corporation (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2022, noting no material differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Company

Haynie & Company
Salt Lake City, Utah

September 12, 2022